UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant To Section 13 or 15(D) Of The Securities Act Of 1934

Date of Report (Date of earliest event reported): March 6, 2001

UNITED ARTISTS THEATRE COMPANY.
(Exact name of registrant as specified in its charter)

Delaware	333-56985 333-56999	84-1198391
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

9110 East Nichols Avenue, Suite 200 Englewood, CO	80112
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (303) 792-3600

Not Applicable
(Former name and address, if changed since last report)

Item 4 Changes in Registrant's Certifying Accountant

On March 2, 2001, the Audit Committees of United Artists Theatre Company ("UA") and United Artists Theatre Circuit, Inc. ("UATC") recommended to their respective Boards of Directors that it was in the best interests of UA, UATC, and their subsidiaries to utilize KPMG Peat Marwick LLP as the companies' independent public accountants. On this same date, the Boards of Directors of UA and UATC voted in favor of the Audit Committees' recommendations; as a result of this action, KPMG Peat Marwick LLP has been appointed as UA's and UATC's independent public accountants to replace Arthur Andersen LLP.

The audit reports of Arthur Andersen LLP on the consolidated financial statements of UA and subsidiaries and UATC and subsidiaries as of December 31, 1998 and December 30, 1999, and for the years ended December 31, 1997 and 1998 and the fifty-two week period ended December 30, 1999, did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except as follows: Arthur Andersen LLP's audit reports on the consolidated financial statements of UA and subsidiaries and the consolidated financial statements of UATC and subsidiaries as of and for the fifty-two week periods ended December 30, 1999 contained a separate paragraph regarding substantial doubt about the ability of UA and UATC to continue as going concerns.

During the years ended December 31, 1998, the fifty two week period ended December 30, 1999, and the interim period ended September 28, 2000 there were no disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference to the subject matter of the disagreement in their reports. Additionally, during the above-mentioned periods, there have been no reportable events as defined in Regulation S-K, Item 304.

Item 5 Other Events

On March 2, 2001, United Artists Theatre Company ("UA") and 17 of its direct and indirect subsidiaries (including United Artists Theatre Circuit, Inc., or "UATC") announced the consummation of their Plan of Reorganization in their bankruptcy reorganization proceeds.

In connection with the consummation of their Plan of Reorganization UA and UATC issued a press release, which is filed as Exhibit 2 hereto.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Press Release, which is incorporated by reference and by the Plan of Reorganization on file with the Bankruptcy court.

Item 7 Exhibits

Exhibit	Description
1	Letter from Arthur Anderson
2	Text of Press Release dated March 2, 2001